November 20, 2015

Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Reata Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Submitted October 19, 2015
CIK No. 0001358762

Ladies and Gentlemen:

Set forth below are the responses of Reata Pharmaceuticals, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 13, 2015, with respect to the Draft Registration Statement on Form S-1, CIK No. 0001358762, confidentially submitted to the Commission on October 19, 2015 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Confidential Draft Submission No. 2 to the Draft Registration Statement on Form S-1 (“Confidential Draft No. 2”) through EDGAR. For your convenience, we have hand-delivered three copies of this letter as well as three copies of Confidential Draft No. 2 marked to show all revisions made since the initial confidential submission of the Draft Registration Statement.

For your convenience, each of our responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Confidential Draft No. 2 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Confidential Draft No. 2.

General

1.	We note that you intend to seek confidential treatment for several of your exhibits. Please note that comments on your confidential treatment request will be sent under separate cover.

RESPONSE: We acknowledge the Staff’s comment.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: While neither we nor any of our representatives has presented any potential investors with written communications, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of such written communications that we use in the future (if any).

Summary, page 2

Our Strategy, page 5

3.	We note disclosure of several of your Investigational New Drug applications (IND). Please state whether you or a third party has filed IND applications for the following product candidates and, if so, the names of the trial sponsors and the dates the applications were filed with the FDA. If you have not filed INDs at this time, please indicate your approximate time frame for doing so:

•	Bardoxolone methyl for treatment of pulmonary arterial hypertension;

•	Bardoxolone methyl for treatment of pulmonary hypertension due to interstitial lung disease;

•	RTA 408 for treatment of Friedreich’s ataxia;

•	RTA 408 for treatment of mitochondrial myopathies;

•	RTA 408 for treatment of Immuno-Oncology;

•	RTA 408 for treatment of CEC Loss in Cataract Surgery;

•	RTA 901 for treatment of Neurological and Muscular Disorders;

•	RORyT for treatment of Autoimmune and Anti-inflammory Disorders.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure on those pages in the Draft Registration Statement where our IND applications were discussed. Please see pages 90, 99, 100, 101, 102 and 103 of Confidential Draft No. 2 for revised disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Common Stock Valuation, page 77

4.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

RESPONSE: We acknowledge the Staff’s comment and will provide such an analysis once we have an estimated offering price.

5.	We note your disclosure that you obtained third party valuations of your common stock from a third party. Please tell us how you considered the application of Rule 436 Regulation C to the third party valuation firm. Please see Question 141.02 of our Securities Act Sections Compliance and Disclosure Interpretations.

RESPONSE: As described in the answer to Question 141.02 of the Securities Act Sections Compliance and Disclosure Interpretations, a registrant must comply with the requirements of Rule 436 of the Securities Act if disclosure attributes a statement to a third-party expert and not the registrant. Question 141.02 of the Securities Act Sections Compliance and Disclosure Interpretations further makes clear that there is no requirement to comply with Rule 436 of the Securities Act and obtain a third-party consent if a registrant only considers or relies in part upon a report of a third-party expert so long as the statement is attributed to the registrant.

We supplementally advise the Staff that the estimated fair value of our common stock described on page 77 of the Draft Registration Statement was determined at each date by our board of directors. Our board of directors considered several objective and subjective factors, which factors included valuation reports prepared by a third party. Although our board of directors considered such valuation reports, such valuation reports were not the sole factor considered by our board of directors. The disclosure in the Draft Registration Statement regarding the estimated fair value of our common stock is a statement of ours and is not a statement of the third party and we are not attributing the statement of such estimated fair value to the third party that prepared the valuation reports. Accordingly, we determined that the consent requirements in Securities Act Section 7(a) are not applicable to the disclosure with respect to the valuation reports mentioned on page 77 of the Draft Registration Statement. We also note that no portion of the reports provided to our board of directors by such third party are quoted or summarized in the Draft Registration Statement, nor was the information regarding the estimated fair value of our common stock included in the Draft Registration Statement reviewed or passed upon by such third party. In order to further clarify that the determination of the fair value of our common stock was made by our board of directors and that the disclosure of the estimated fair value of our common stock is attributed to us and not to such third party, we have revised pages 77 and 78 of Confidential Draft No. 2 to further clarify that the valuation reports were one of several factors our board of directors considered in its determination of the fair value of our common stock at each valuation date.

Executive Compensation, page 130

2014 Summary Compensation Table, page 130

6.	Please provide narrative disclosure addressing the basis and reasons for the bonus payouts.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure on page 131 accordingly.

Certain Relationships and Related Party Transactions, page 140

7.	Please explain why the information in this section does not include the related party transactions disclosed on page F-7.

RESPONSE: With the exception of the transactions with AbbVie, which are described on page 141 of Confidential Draft No. 2 (the “AbbVie Transactions”), the related party transactions disclosed on page F-7 do not meet the standards for disclosure under Item 404(a) of Regulation S-K. Instruction 1 to Item 404(a) provides that the term “related party” of an issuer means its directors, officers, director nominees, immediate family members of the foregoing and individuals or entities which own 5% or more of the issuer’s equity. With the exception of the AbbVie Transactions, the stockholder transactions described on page F-7 were with stockholders who held less than 5% of our common stock. While our financial statement disclosure regarding stockholder transactions has historically included transactions involving less than 5% stockholders, such transactions were not with “related parties” under Rule 404(a) and therefore are not individually discussed in this section.

Unaudited Consolidated Financial Statements

Notes to Unaudited Consolidated Financial Statements

5. Related Party Transactions, page F-7

8.	Your disclosure on page 145 indicates that AbbVie is the beneficial owner of 10.3% of your common shares. Please tell us how you considered whether AbbVie is a related party as defined by ASC 850-10-20. Revise to provide the disclosures required by ASC 850-10-50-1 as applicable.

RESPONSE: AbbVie is a related party as defined by ASC 850-10-20. Because we did not consider transactions with AbbVie during the six month period ending June 30, 2015 to be material for individual financial statement disclosure (total payments to AbbVie were $146,000 during such period), we do not consider them necessary for separate disclosure as provided in ASC 850-10-50-1. This total paid to AbbVie during such period is included in the total amounts paid to all related parties during such period of $896,000 that is disclosed in note 5 on page F-7.

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If you have any questions with respect to the foregoing, please contact Robert L. Kimball of Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,

Reata Pharmaceuticals, Inc.

By:	/s/ Jason D. Wilson
Name:	Jason D. Wilson
Title:	Chief Financial Officer

Enclosures

cc:	Michael D. Wortley, Reata Pharmaceuticals, Inc.
Robert L. Kimball, Vinson & Elkins L.L.P.
Edwin M. O’Connor, Goodwin Procter LLP